Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX; (PGH) - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES COMPLETION OF
ITS CONVERSION TO A CORPORATION AND FINAL EXCHANGEABLE
SHARE RATIO

(Calgary, January 3, 2011) /Marketwire/ - Pengrowth Energy Corporation, today announced that it has completed its conversion from an income trust to a corporation. Effective December 31, 2010, Pengrowth Energy Trust’s units have been converted on a one-for-one basis to common shares of Pengrowth Energy Corporation. Also on December 31, 2010, Pengrowth’s exchangeable shareholders received 1.02308 common shares of Pengrowth Energy Corporation for each exchangeable share held. As of today’s date, Pengrowth Energy Corporation has approximately 326,024,040 common shares issued and outstanding.

The following are the details on the calculation of the exchange ratio:

Record Date of Pengrowth Distribution	Opening Exchange Ratio	Pengrowth Distribution per Unit	10 Day Weighted Average Trading Price of PGF.un(1)	Increase in Exchange Ratio(2)	Effective Date of Increase in Exchange Ratio	Exchange Ratio as of Effective Date
31-Dec-10	1.01757	$0.07	$12.93	0.00551	31-Dec-10	1.02308

(1)  10 day weighted average trading price of PGF.un on the Toronto Stock Exchange as of December 30, 2010

(2) The increase in the exchange ratio is calculated by multiplying the distribution per unit by the opening exchange ratio and dividing by the 10 day weighted average price of PGF.un on the Toronto Stock Exchange.

Increase in Exchange Ratio = (Distribution per Unit x Opening Exchange Ratio)
                                                        10 Day Weighted Average Price

It is expected that the common shares of Pengrowth Energy Corporation will commence trading on the Toronto Stock Exchange under the new symbol “PGF” on or about January 7, 2011 at which time Pengrowth Energy Trust’s units, which trade under the symbol “PGF.UN”, will be delisted from the Toronto Stock Exchange. Common shares of Pengrowth Energy Corporation will commence trading on the New York Stock Exchange under the ticker symbol PGH on January 3, 2011.

The final distribution payment to Pengrowth Energy Trust unitholders of record as of December 31, 2010 of Cdn $0.07 per unit will be paid on January 17, 2011. Moving forward, future payments to Pengrowth Energy Corporation’s shareholders will be in the form of monthly dividend payments. Pengrowth’s February 15th, 2011 payment will be Pengrowth’s first payment to be classified as a dividend and, beginning with this payment, there should no longer be withholding tax applied to future dividends paid to U.S. shareholders of Pengrowth who hold their shares in IRAs, 401K's or other non-taxable accounts.

All registered holders of Pengrowth Energy Trust units and registered holders of Pengrowth exchangeable shares who held their units/shares in certificate form and have yet to tender their certificates and send in their letters of transmittal are encouraged to send them to Computershare Trust Company of Canada as soon as possible. Further delays in receiving these documents may impact the method in which Pengrowth’s monthly dividend payment is processed for any individuals who have yet to tender their certificates. For further information on this process, please contact Computershare directly at 1-800-564-6253. Letters of transmittal were mailed with the information circular and proxy statement for the special meeting and can also be obtained at www.pengrowth.com.

About Pengrowth:

Pengrowth Energy Corporation is an oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until its conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares currently trade on the Toronto Stock Exchange (TSX) under the symbol PGF.UN and on the New York Stock Exchange (NYSE) under the symbol PGH. Pengrowth shares are expected to commence trading on or about January 7, 2011 on the TSX under the new symbol PGF and will commence trading on the NYSE on January 3, 2011 under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should",

"could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to Pengrowth’s payment of its distribution and future dividend payments and the tax treatment thereof.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies, commodity prices, production levels, capital expenditures requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of certain liquidity and solvency tests and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2010.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.